Woofy Inc.

(a Delaware Corporation)

Audited Financial Statements

Period of January 1, 2021

through December 31, 2021

with Comparative and Restated Financial

Statements Previously Audited

Period of January 1, 2020

through December 31, 2020

Audited by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Woofy Inc.

Table of Contents



Independent Auditor's Report

September 3, 2022
To: Board of Directors of Woofy Inc.
Attn: Arjun Rai, CEO
Re: 2021 and 2020 Financial Statement Audit – Woofy Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Woofy Inc., which comprise the balance sheets as of December 31, 2021 and December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Woofy Inc. as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter –
Subsequent to the audit report date, Management of the Company had identified errors in the equity and liability sections of the audited financials for the period ended December 31, 2020. The financials herein present restated and corrected balances and are discussed in Note 10 to the financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any further procedures to the 2020 financial statements of the Company other than with respect to the specific adjustments. Our opinion is not changed on the financial statements for the year 2020 which is an unqualified opinion.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Woofy Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Woofy Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material

misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Woofy Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Woofy Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
September 3, 2022

Woofy, Inc.
BALANCE SHEET
As of December 31, 2021 and December 31, 2020
(Audited)

		2021		(restated) 2020
ASSETS				
Current Assets				
Cash and cash equivalents	$	24,171	$	110,512
Total Current Assets		**24,171**		**110,512**
Other Assets				
App Development		181,352		91,522
Accumulated Amortization		(30,507)		-
Total Other Assets		**150,845**		**91,522**
Total Assets	$	**175,016**	$	**202,034**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	175,558	$	120,130
Credit Cards		11,244		43,966
Convertible Notes		733,346		517,500
Accrued Interest - Convertible		104,836		43,169
Loans Payable		105,751		25,000
Accrued Interest - Loans		1,841		-
Deferred Revenue		120,690		55,023
Total Current Liabilities		**1,253,265**		**804,787**
Total Liabilities		**1,253,265**		**804,787**
Stockholders' equity				
Common Stock: Class E Shares; $0.0001 par value; 900,000 authorized; 900,000 issued and outstanding		90		90
Common Stock: Class A Shares; $0.0001 par value; 1,600,000 authorized; 58,700 issued and outstanding		6		6
Additional Paid in Capital - Class E Common Stock		320,870		320,870
Additional Paid in Capital - Class A Common Stock		101,994		101,994
SAFE Notes		564,244		505,440
Treasury Stock		(17,450)		(15,650)
Retained Earnings		(2,048,003)		(1,515,503)
Total Stockholders' Equity		**(1,078,249)**		**(602,753)**
Total Liabilities and Stockholders' Equity	$	**175,016**	$	**202,034**

The accompanying footnotes are an integral part of these financial statements.

Woofy, Inc.
INCOME STATEMENTS
For the Years Ended December 31, 2021 and December 31, 2020
(Audited)

	2021		(restated) 2020	
Revenues, net of discounts and fees	$	175,238	$	77,965
Operating Expenses				
Advertising and marketing		210,477		84,508
General and administrative		25,984		39,600
Salaries and wages		68,816		128,276
Rent		15,300		15,300
Professional services		118,187		102,933
Software development		165,374		209,387
Website		4,582		4,001
Total Operating Expenses		**608,721**		**584,006**
Other Income (Expense)				
Depreciation and amortization		(33,196)		(4,654)
Other income		-		1,548
Interest expense		(65,821)		(24,708)
Total Other income (expense)		**(99,017)**		**(27,814)**
Net Income (Loss)	$	**(532,500)**	$	**(533,855)**

The accompanying footnotes are an integral part of these financial statements.

Woofy, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2021 and December 31, 2020

(Audited)

	Class A Stock		Additional Paid in Capital - Class A	Class E Stock		Additional Paid in Capital- Class E	SAFE Notes	Treasury Stock	Retained Earnings	Total Stockholders' Equity
	Shares	Value ($0.0001 par)		Shares	Value ($0.0001 par)					
Balance as of December 31, 2019, as previously stated	79,500	$ 8	$ -	900,000	$ 90	$ -	$ -	$ -	$ (533,786)	(533,688)
										-
Prior Period Adjustment		(2)	101,994	-	-	320,870	-	-	(447,862)	(25,000)
Balance as of December 31, 2019, as restated										-
	79,500	6	101,994	900,000	90	320,870	-	-	(981,648)	(558,688)
Issuance of SAFE Notes	-	-	-	-	-	-	505,440	-	-	505,440
Treasury Stock Buy Back	-	-	-	-	-	-	-	(15,650)	-	(15,650)
Net loss	-	-	-	-	-	-	-	-	(533,855)	(533,855)
Balance as of December 31, 2020	79,500	6	101,994	900,000	90	320,870	505,440	(15,650)	(1,515,504)	(602,753)
Issuance of SAFE Notes	-	-	-	-	-	-	58,804	-	-	58,804
Treasury Stock Buy Back	-	-	-	-	-	-	-	(1,800)	-	(1,800)
Net loss	-	-	-	-	-	-	-	-	(532,500)	(532,500)
Balance as of December 31, 2021	79,500	6	101,994	900,000	90	320,870	564,244	(17,450)	(2,048,003)	(1,078,249)

The accompanying footnotes are an integral part of these financial statements.

Woofy, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and December 31, 2020
(Audited)

	2021	(restated) 2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ (532,500)	$ (533,855)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	33,196	4,654
Changes in operating assets and liabilities:		
Accounts payable	55,428	(71,423)
Credit Cards	(32,722)	43,966
Accrued interest	63,508	17,984
Deferred Revenue	65,667	55,023
Net cash provided by (used in) operating activities	**(347,423)**	**(483,652)**
Cash Flows from Investing Activities		
Machinery and Equipment	(2,689)	(4,654)
Intangible Assets: Software	(89,830)	(91,522)
Net cash used in investing activities	**(92,519)**	**(96,176)**
Cash Flows from Financing Activities		
Notes payable, net	80,751	25,000
Issuance of Safe Notes	58,804	505,440
Issuance of Convertible notes	215,846	145,000
Repurchase of Stock	(1,800)	(15,650)
Net cash used in financing activities	**353,601**	**659,790**
Net change in cash and cash equivalents	**(86,341)**	**79,962**
Cash and cash equivalents at beginning of period	110,512	30,550
Cash and cash equivalents at end of period	**$ 24,171**	**$ 110,512**
Supplemental information		
Interest paid	**65,821**	**24,708**
Income taxes paid		

The accompanying footnotes are an integral part of these financial statements.

WOOFY INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND DECEMBER 31, 2020
(Audited)

NOTE 1 – NATURE OF OPERATIONS

WOOFY INC. (which may be referred to as the "Company", "we," "us," or "our") incorporated on September 28, 2016 ("Inception") in the State of Delaware. The Company offers social media marketing on a subscription basis. The Company began generating revenues in 2019.

Since inception, the Company has relied on contributions from owners, the issuance of convertible and SAFE notes, and securing loans to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 11). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 12), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

WOOFY INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND DECEMBER 31, 2020
(Audited)

The Company reserves for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. As of December 31, 2021 and 2020 the Company had no accounts receivable.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 as the Company had no taxable income.

WOOFY INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND DECEMBER 31, 2020
(Audited)

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling marketing subscriptions. The Company records its revenues net of refunds and fees collected by Stripe. As of December 31, 2021 and 2020 the Company has deferred revenue totaling $120,690 and $55,023, respectively, for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – APP DEVELOPMENT

Thus far, development costs incurred include hours billed by software developers in relation to the development of the Woofy app and website as well as the development of new features within the software after launch. These costs spent towards developing new features after feasibility has been reached for the new versions are capitalized until the app is ready for amortization, consistent with Accounting Standards Codification 985-20, Costs of Software to be

WOOFY INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND DECEMBER 31, 2020
(Audited)

Sold, Leased, or Marketed ("ASC 985-20"). As of December 31, 2021 and 2020 the Company has the following capitalized development costs and related accumulated amortization.

	2021	2020
Website - Capitalized Development/IP	181,352	91,522
Accumulated Depreciation/Amortization	(30,507)	-
Total	$ 150,845	$ 91,522

Development had begun amortization in 2021 when it was placed into service.

NOTE 4 – CONVERTIBLE NOTES

Prior to 2021 the Company issued $517,500 of 6% unsecured convertible notes automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). The notes will have a conversion price lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation ranging from $3,000,000 to $9,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and notes.

In 2021 the Company issued $215,846 of 6% unsecured convertible notes automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $9,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and notes.

As of December 31, 2021 and 2020 the notes have not yet been converted.

NOTE 5 – LOANS

On October 9, 2020 the Company was loaned $25,000 from Prashant Rai with a 6% interest rate. Per the agreement if the principal and interest have not been repaid within four months the rate could increase to the default rate of 12% depending on the lenders decision. As of December 31, 2021 the lender has not chosen to increase to the default rate and no principal or interest has been repaid. As of December 31, 2021 and 2020 the fully principal of $25,000 is outstanding.

In 2021 the Company has entered into a line of credit agreement with Clearco whereas the company has provided credit up to $79,000. The agreement specifies that the Company is to use the line of credit on marketing related activities. As of December 31, 2021 the remaining balance on the credit line is $21,755.

On October 6, 2021 the Company was loaned $25,000 from PayPal with a fixed loan fee of $4,971. The Company is to repay the loan over 52 weeks with a fixed repayment of $576. The full principal and interest is to be repaid by October 13, 2022. As of December 31, 2021 the remaining principal balance of the loan is $20,017.

In 2021 the Company entered into a revenue share agreement with Stripe Capital whereas the company will receive loan advances from Stripe and is to be repaid based on a percentage of daily sales. The repayment rate stated for the loans is 33.30% and will be automatically drawn from the Company's Stripe account in real time based on sales made. The loans carry a fixed fee of 13% of the loan balance. As of December 31, 2021 the company received advances of $75,500 and has an outstanding balance of $38,979.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 7 – EQUITY

Common Stock

Common Stock consists of Class A Common Stock, par value $0.0001 per share, and Class E Common Stock, par value $0.0001 per share. The Company has the authority to issue 1,600,000 shares of Class A Common Stock, and 900,000 shares of Class E Common Stock. As of December 31, 2021and 2020, the Company had issued 900,000 shares of Class E stock and 58,700 shares of Class A stock.

Preferred Stock

The Company has the authority to issue 500,000 shares of undesignated preferred stock, par value $0.0001 per share, but has not issued any shares.

Additional Paid-In Capital – SAFEs

In 2020, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $564,244. Upon an Equity Financing the Company shall notify Investor of the closing and the Investor has an option to continue the term of the SAFE or convert the SAFE to a number of shares of the CF Shadow Series of Capital stock (whether Preferred Stock or another classes issued by the Company). The conversion price is the lesser of 85% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $9,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing. As of December 31, 2021 and 2020 the SAFEs have not been converted.

NOTE 8 – EQUITY-BASED COMPENSATION

The Company has a 2016 stock compensation plan which permits the grant or option of shares to its employees for up to 143,100 shares of Class A common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. As of December 31, 2021 the Company issued no shares of Class A common stock under the stock compensation plan.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 (see Note 12 – Subsequent Events).

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has

WOOFY INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND DECEMBER 31, 2020
(Audited)

adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 10 – PRIOR PERIOD ADJUSTMENTS/RESTATEMENT

During 2021 it was discovered that other considerations received in the form of services for the Company for Class E and A shares were not recorded. As a result, accumulated deficit, additional paid in capital – Class E and additional paid in capital – Class A were understated by $422,862, $320,870 and $101,994, respectively, as of December 31, 2019.

Also, during 2021 it was discovered that a convertible note totaling $25,000 issued prior to 2019 was not properly accounted for in the previous period. As a result, the convertible note account and retained earnings were understated by $25,000 as of December 31, 2019.

The accompanying 2021 financial statements have been restated accordingly.

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – SUBSEQUENT EVENTS

Crowdfunding Raise

In 2022 the Company raised $444,745 of convertible notes through a WeFunder crowdfunding raise.

Issuance of Convertible Notes

In July 2022 the Company issued additional convertible notes totaling $200,000. The notes carry an 8% interest rate and mature 180 days after the date of issuance.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,500,000 in convertible notes. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,500,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary" aka "WeFunder.com"). The Intermediary will be entitled to receive a commission fee in this offering for their services.

Management's Evaluation

WOOFY INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND DECEMBER 31, 2020
(Audited)

Management has evaluated subsequent events through September 3, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.